OSISKO GOLD ROYALTIES LTD

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Unaudited Condensed Interim

Consolidated Financial Statements

For the three months

ended

March 31, 2022

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		March 31,	December 31,
		2022	2021
	Notes	$	$

Assets

Current assets

Cash	4	449,450	115,698
Restricted cash	12	206,490	-
Short-term investments		2,960	-
Amounts receivable		16,308	14,691
Inventories	5	25,053	18,596
Other assets		7,169	3,941
		707,430	152,926

Non-current assets

Investments in associates	6	129,687	125,354
Other investments	7	130,700	169,010
Royalty, stream and other interests	8	1,146,284	1,154,801
Mining interests and plant and equipment	9	644,960	635,655
Exploration and evaluation		3,640	3,635
Goodwill		111,204	111,204
Other assets		18,810	18,037
		2,892,715	2,370,622

Liabilities

Current liabilities

Accounts payable and accrued liabilities		43,936	30,049
Dividends payable		10,167	9,157
Subscription receipts liability	12	207,980	-
Provisions and other liabilities	10	6,844	12,179
Current portion of long-term debt	11	298,033	294,891
		566,960	346,276

Non-current liabilities

Provisions and other liabilities	10	55,612	60,334
Long-term debt	11	116,328	115,544
Deferred income taxes		67,396	68,407
		806,296	590,561

Equity

Share capital		2,082,961	1,783,689
Warrants		-	18,072
Contributed surplus		62,547	42,525
Equity component of convertible debentures		14,510	14,510
Accumulated other comprehensive income		26,458	58,851
Deficit		(280,855)	(283,042)
Equity attributable to Osisko Gold Royalties Ltd's shareholders		1,905,621	1,634,605
Non-controlling interests		180,798	145,456
Total equity		2,086,419	1,780,061
		2,892,715	2,370,622

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
2

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2022	2021
	Notes	$	$

Revenues	14	59,398	66,923

Cost of sales	14	(11,162)	(20,397)
Depletion and amortization		(12,026)	(11,927)
Gross profit		36,210	34,599

Other operating expenses
General and administrative		(12,644)	(9,906)
Business development		(1,421)	(987)
Exploration and evaluation		(120)	(337)
Mining operating expenses		(15,246)	-
Impairment - royalty, stream and other interests		-	(2,288)
Operating income		6,779	21,081
Interest income		1,191	1,310
Finance costs		(6,373)	(6,143)
Foreign exchange gain (loss)		1,187	(1,129)
Share of income (loss) of associates		2,273	(32)
Other losses, net	14	(5,224)	(1,910)
(Loss) earnings before income taxes		(167)	13,177
Income tax expense		(5,362)	(3,414)
Net (loss) earnings		(5,529)	9,763

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		326	10,557
Non-controlling interests		(5,855)	(794)

Net earnings per share
Basic and diluted	15	-	0.06

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
3

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	2022	2021
	$	$

Net (loss) earnings	(5,529)	9,763

Other comprehensive (loss) income

Items that will not be reclassified to the consolidated statement of income (loss)

Changes in fair value of financial assets at fair value through comprehensive income	(15,769)	484
Income tax effect	2,063	2,705

Items that may be reclassified to the consolidated statement of income (loss)

Currency translation adjustments	(6,806)	(7,051)

Other comprehensive (loss) income	(20,512)	(3,862)

Comprehensive (loss) income	(26,041)	5,901

Comprehensive (loss) income attributable to:
Osisko Gold Royalties Ltd's shareholders	(20,097)	6,695
Non-controlling interests	(5,944)	(794)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
4

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		2022	2021
	Notes	$	$
Operating activities
Net (loss) earnings		(5,529)	9,763
Adjustments for:
Share-based compensation		3,631	3,300
Depletion and amortization		15,017	12,261
Impairment of assets		520	4,400
Finance costs		2,145	1,839
Share of (income) loss of associates		(2,273)	32
Net gain on acquisition of investments		(48)	(438)
Change in fair value of financial assets at fair value through profit and loss		8,176	1,908
Net gain on dilution of investments in associates		(2,060)	(1,391)
Foreign exchange (gain) loss		(1,400)	773
Deferred income tax recovery		5,128	3,350
Other		(684)	455
Net cash flows provided by operating activities before changes in non-cash working capital items		22,623	36,252
Changes in non-cash working capital items	16	987	(14,928)
Net cash flows provided by operating activities		23,610	21,324

Investing activities
Acquisition of investments		(10,734)	(9,811)
Proceeds on disposal of investments		21,055	19,771
Acquisition of royalty and stream interests		(9,290)	(3,792)
Mining assets and plant and equipment		(13,034)	(35,812)
Exploration and evaluation expenses, net of tax credits		(5)	(135)
Other		(264)	-
Net cash flows used in investing activities		(12,272)	(29,779)

Financing activities
Bought deal equity financing	12	311,962	-
Share issue costs	12	(12,816)	-
Increase in long-term debt		3,870	50,000
Repayment of long-term debt		(605)	(50,000)
Investments from minority shareholders	12	42,390	38,841
Share issue expenses from investments from minority shareholders	12	(2,130)	(2,581)
Exercise of share options and shares issued under the share purchase plan		622	4,978
Normal course issuer bid purchase of common shares		(4,879)	(4,464)
Dividends paid		(8,723)	(7,782)
Capital payments on lease liabilities		(5,272)	(852)
Withholding taxes on settlement of restricted and deferred share units		(424)	(38)
Other		(1,330)	-
Net cash flows provided by financing activities		322,665	28,102

Increase in cash before effects of exchange rate changes on cash		334,003	19,647
Effects of exchange rate changes on cash		(251)	(1,541)

Increase in cash		333,752	18,106
Cash - beginning of period		115,698	302,524
Cash - end of period	4	449,450	320,630

Additional information on the consolidated statements of cash flows is presented in Note 16.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
5

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the three months ended March 31, 2022
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd's shareholders
		Number of				Equity	Accumulated
		common		Warrants		component of	other			Non-
		shares	Share		Contributed	convertible	comprehensive			controlling
	Notes	outstanding	capital		surplus	debentures	income(i)	Deficit	Total	interests	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2022		166,517,489	1,783,689	18,072	42,525	14,510	58,851	(283,042)	1,634,605	145,456	1,780,061

Net earnings (loss)		-	-	-	-	-	-	326	326	(5,855)	(5,529)
Other comprehensive loss		-	-	-	-	-	(20,423)	-	(20,423)	(89)	(20,512)
Comprehensive (loss) income		-	-	-	-	-	(20,423)	326	(20,097)	(5,944)	(26,041)

Bought deal financing	12	18,600,000	311,962	-	-	-	-	-	311,962	-	311,962
Share issue costs, net of income taxes of $3.7 million		-	(10,247)	-	-	-	-	-	(10,247)	-	(10,247)
Net investments from minority shareholders	12	-	-	-	-	-	-	-	-	40,446	40,446
Effect of changes in ownership of a subsidiary on non-controlling interest		-	-	-	-	-	-	1,213	1,213	(1,213)	-
Dividends declared	12	-	-	-	-	-	-	(10,167)	(10,167)	-	(10,167)
Shares issued - Dividends reinvestment plan	12	29,929	434	-	-	-	-	-	434	-	434
Shares issued - Employee share purchase plan		4,809	73	-	-	-	-	-	73	-	73
Share options - Share-based compensation		-	-	-	698	-	-	-	698	807	1,505
Share options exercised		41,526	774	-	(152)	-	-	-	622	-	622
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	867	-	-	-	867	889	1,756
Income tax impact		-	-	-	176	-	-	-	176	-	176
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	262	-	-	-	262	357	619
Income tax impact		-	-	-	99	-	-	-	99	-	99
Normal course issuer bid purchase of common shares	12	(347,492)	(3,724)	-	-	-	-	(1,155)	(4,879)	-	(4,879)
Warrants expired unexercised	12	-	-	(18,072)	18,072	-	-	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of income taxes		-	-	-	-	-	(11,970)	11,970	-	-	-
Balance - March 31, 2022		184,846,261	2,082,961	-	62,547	14,510	26,458	(280,855)	1,905,621	180,798	2,086,419

(i) As at March 31, 2022, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $8.1 million and items that may be recycled to the consolidated statement of income (loss) amounting to $18.3 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
6

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the three months ended March 31, 2022
(tabular amounts expressed in thousands of Canadian dollars)

		Equity attributed to Osisko Gold Royalties Ltd's shareholders
	Number of				Equity	Accumulated
	common		Warrants		component of	other			Non-
	shares	Share		Contributed	convertible	comprehensive			controlling
	outstanding	capital		surplus	debentures	income(i)	Deficit	Total	interests	Total
		$	$	$	$	$	$	$	$	$
Balance - January 1, 2021	166,647,932	1,776,629	18,072	41,570	17,601	48,951	(174,458)	1,728,365	112,667	1,841,032

Net earnings (loss)	-	-	-	-	-	-	10,557	10,557	(794)	9,763
Other comprehensive loss	-	-	-	-	-	(3,862)	-	(3,862)	-	(3,862)
Comprehensive (loss) income	-	-	-	-	-	(3,862)	10,557	6,695	(794)	5,901

Net investments from minority shareholders	-	-	-	-	-	-	-	-	29,529	29,529
Effect of changes in ownership of a subsidiary on non- controlling interest	-	-	-	-	-	-	(38,580)	(38,580)	38,580	-
Dividends declared	-	-	-	-	-	-	(8,364)	(8,364)	-	(8,364)
Shares issued - Dividends reinvestment plan	37,545	575	-	-	-	-	-	575	-	575
Shares issued - Employee share purchase plan	6,454	103	-	-	-	-	-	103	-	103
Share options - Shared-based compensation	-	-	-	1,021	-	-	-	1,021	377	1,398
Share options exercised	367,300	6,340	-	(1,427)	-	-	-	4,913	-	4,913
Restricted share units to be settled in common shares:
Share-based compensation	-	-	-	1,505	-	-	-	1,505	235	1,740
Settlement	39,079	150	-	(177)	-	-	(11)	(38)	-	(38)
Income tax impact	-	-	-	(334)	-	-	-	(334)	-	(334)
Deferred share units to be settled in common shares:
Share-based compensation	-	-	-	354	-	-	-	354	-	354
Income tax impact	-	-	-	(216)	-	-	-	(216)	-	(216)
Normal course issuer bid purchase of common shares	(347,400)	(3,690)	-	-	-	-	(774)	(4,464)	-	(4,464)
Deemed issuance of Osisko shares	305,356	3,600	-	-	-	-	-	3,600	-	3,600
Equity component of convertible debenture	-	-	-	3,091	(3,091)	-	-	-	-	-
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	-	-	13,272	(13,272)	-	-	-
Balance - March 31, 2021 (ii)	167,056,266	1,783,707	18,072	45,387	14,510	58,361	(224,902)	1,695,135	180,594	1,875,729

(i) As at March 31, 2021, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $37.3 million) and items that may be recycled to the consolidated statement of income (loss) amounting to $21.1 million.

(ii) As at March 31, 2021, there were 167,268,319 common shares issued, of which 212,053 were deemed to have been repurchased given that one of the Company's associates owned some of the Company's common shares.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
7

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide, except for Osisko Development Corp. and its subsidiaries ("Osisko Development"), which are engaged in the exploration, evaluation and development of mining projects. Osisko is a public company traded on the Toronto Stock Exchange, and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

On March 31, 2022, Osisko held an interest of 70.1% (compared to 75.1% as at December 31, 2021) in Osisko Development Corp. ("Osisko Development") and, as a result, the assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. Osisko Development's main asset is the Cariboo gold project in Canada.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the amendments to IAS 16 (Note 3). The Board of Directors approved the interim condensed consolidated financial statements on May 11, 2022.

Uncertainty due to COVID-19

The COVID-19 pandemic has had a significant impact on the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown at this time and its adverse effects may continue for an extended and unknown period of time, particularly as variant strains of the virus are identified. The impact of the pandemic to date has included volatility in financial markets, a slowdown in economic activity, supply chain and labour issues, and volatility in commodity prices (including gold and silver). Furthermore, as efforts have been undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. Many mining projects, including a number of the properties in which Osisko holds a royalty, stream or other interest have been impacted by the pandemic resulting in the temporary suspension of operations, and other mitigation measures that impacted production. If the operation or development of one or more of the properties in which Osisko holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on Osisko's profitability, results of operations, financial condition and the trading price of Osisko's securities. The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments, including a widely available vaccine in each of the countries where are located the assets on which we own a royalty, stream or other interest, the duration and severity of the pandemic and related restrictions, all of which continue to be uncertain and cannot be predicted.

8

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. New accounting standard

Amendments to IAS 16 Property, plant and equipment

The IASB has made amendments to IAS 16 Property, plant and equipment, which is effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. Companies therefore need to distinguish between the costs associated with producing and selling items before the item of property, plant and equipment (pre-production revenue) is available for use and the costs associated with making the item of property, plant and equipment available for its intended use. For the sale of items that are not part of a company's ordinary activities, the amendments will require to separately disclose the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of comprehensive income (loss). An entity applies the amendments retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The Company has adopted the amendments of IAS 16 on January 1, 2022 and has applied them retroactively. The adoption of IAS 16 had no retroactive impact on the statement of income (loss) for the three months ended March 31, 2021. The mining interests and plant and equipment note (Note 9) was adjusted for the year ended December 31, 2021 to reflect the adoption of the amendments.

4. Cash

As at March 31, 2022 and December 31, 2021, the consolidated cash position was as follows:

	Osisko Gold Royalties (i)		Osisko Development (ii)		Total
	March 31, 2022	Dec. 31, 2021	March 31, 2022	Dec. 31, 2021	March 31, 2022	Dec. 31, 2021
	$	$	$	$	$	$

Cash held in Canadian dollars	38,803	40,121	44,856	13,364	83,659	53,485

Cash held in U.S. dollars	283,167	33,262	9,560	15,810	292,727	49,072
Cash held in U.S. dollars (Canadian equivalent)	353,845	42,170	11,946	20,043	365,791	62,213

Total cash	392,648	82,291	56,802	33,407	449,450	115,698

(i) Excluding Osisko Development and its subsidiaries.

(ii) Osisko Development and its subsidiaries.

5. Inventories

	March 31,	December 31,
	2022	2021
	$	$

Ore in stockpiles (i), (ii)	4,964	4,194
Gold-in-circuit and doré bars (i), (ii)	11,226	8,638
Refined precious metals (i), (ii)	4,302	1,113
Supplies and other (i)	4,561	4,651
	25,053	18,596

(i) Inventories are held by subsidiaries of Osisko Development and are related to the Bonanza Ledge Phase II and San Antonio projects.

(ii) As at March 31, 2022, the ore in stockpiles, the gold-in-circuit, the doré bars and the refined precious metals inventories were recorded at their net realizable value.

9

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Investments in associates

	Three months ended	Year ended
	March 31, 2022	December 31, 2021
	$	$
Balance - Beginning of period	125,354	119,219
Acquisitions	-	2,366
Exercise of warrants	-	1,437
Share of income (loss)	2,273	(3,950)
Share of other comprehensive income	-	(1,665)
Net gain on ownership dilution	2,060	1,847
Deemed issuance of Osisko common shares held by an associate	-	6,100
Balance - End of period	129,687	125,354

7. Other investments

	Three months ended	Year ended
	March 31, 2022	December 31, 2021
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	47,981	25,063
Acquisitions	4,438	17,754
Exercise	-	(1,122)
Change in fair value	(8,176)	6,286
Amendment of a note receivable	-	-
Foreign exchange revaluation impact	(154)	-
Balance - End of period	44,089	47,981

Fair value through other comprehensive income (common shares)

Balance - Beginning of period	94,231	115,590
Acquisitions	648	18,668
Exercise of warrants	-	600
Transfer from associates	-	-
Change in fair value	(15,768)	7,303
Disposals	(21,055)	(47,930)
Balance - End of period	58,056	94,231

Amortized cost (notes)
Balance - Beginning of period	26,798	16,861
Acquisitions	5,695	14,961
Repayment	-	(3,007)
Transfer to short-term investments	(2,960)	-
Impairments	(520)	(2,112)
Foreign exchange revaluation impact	(458)	95
Balance - End of period	28,555	26,798
Total	130,700	169,010

10

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Other investments (continued)

Other investments comprise common shares, warrants, convertible and non-convertible notes receivable, mostly from Canadian publicly traded companies as well as loan receivables from two private companies, owning the Renard diamond mine and the Amulsar gold project (the loans related to the Amulsar gold project were written-off).

In March 2022, Osisko Bermuda Limited ("Osisko Bermuda"), a subsidiary of Osisko, has agreed to subscribe for US$15 million in equity of Metals Acquisition Corp. ("MAC") (the "MAC Equity Financing") concurrently with the acquisition of a silver stream (Note 8).

8. Royalty, stream and other interests

		Three months ended March 31, 2022
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	703,113	438,032	13,656	1,154,801
Acquisitions	9,290	-	-	9,290
Depletion	(6,855)	(4,443)	-	(11,298)
Currency translation adjustments	(1,676)	(4,637)	(196)	(6,509)

Balance - March 31	703,872	428,952	13,460	1,146,284

Producing
Cost	630,876	514,767	-	1,145,643
Accumulated depletion and impairment	(402,229)	(214,434)	-	(616,663)
Net book value - March 31	228,647	300,333	-	528,980

Development
Cost	225,701	179,110	30,673	435,484
Accumulated depletion and impairment	(652)	(50,491)	(26,045)	(77,188)
Net book value - March 31	225,049	128,619	4,628	358,296

Exploration and evaluation
Cost	251,311	-	8,832	260,143
Accumulated depletion	(1,135)	-	-	(1,135)
Net book value - March 31	250,176	-	8,832	259,008

Total net book value - March 31	703,872	428,952	13,460	1,146,284

11

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Royalty, stream and other interests (continued)

Main acquisition - Three months ended March 31, 2022

Silver stream - CSA mine

In March 2022, Osisko Bermuda entered into a binding agreement with MAC with respect to a US$90 million silver stream (the "CSA Silver Stream") to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia ("CSA"). MAC announced in March 2022 that it had entered into an agreement to acquire 100% of the shares of the owner of CSA from a subsidiary of Glencore plc (the "CSA Acquisition Transaction").

Osisko Bermuda will make an upfront cash payment to MAC of US$90 million (the "Silver Deposit"). The Silver Deposit will be payable in full on closing of the Silver Stream, with proceeds to be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. Osisko Bermuda will be entitled to receive 100% of payable silver produced from CSA for the life of the Mine. Osisko Bermuda will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery.

MAC and certain of its subsidiaries, including the operating subsidiary, will provide Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the Silver Stream, which shall be subordinated only to the senior project debt facility.

MAC will grant Osisko Bermuda a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the closing date and the third anniversary of the closing date.

Closing of the Silver Stream and MAC Equity Financing is expected in the second half of 2022, and is subject to certain conditions precedent, including, among others, closing of the CSA Acquisition Transaction. Closing of the CSA Acquisition Transaction is subject to, among other things, MAC shareholder's approving the CSA Acquisition Transaction, and certain regulatory approvals.

Copper stream - CSA mine

Osisko Bermuda also provided MAC an option to draw up to an additional US$100 million in upfront proceeds through the sale of a copper stream referenced to production from CSA (the "CSA Copper Stream Option"). Should MAC elect to utilize any portion of the CSA Copper Stream Option, upfront proceeds payable by Osisko Bermuda would be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. The CSA Copper Stream Option is subject to, among other things, the parties finalizing definitive terms and conditions.

12

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Royalty, stream and other interests (continued)

		Year ended December 31, 2021
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	656,661	440,941	18,526	1,116,128
Additions	77,702	13,234	-	90,936
Conversion of an offtake into a stream	-	4,682	(4,682)	-
Depletion	(28,958)	(19,403)	-	(48,361)
Impairment	(2,288)	-	-	(2,288)
Translation adjustments	(4)	(1,422)	(188)	(1,614)
Balance - December 31	703,113	438,032	13,656	1,154,801

Producing
Cost	626,345	518,934	-	1,145,279
Accumulated depletion and impairment	(395,874)	(210,884)	-	(606,758)
Net book value - December 31	230,471	308,050	-	538,521

Development
Cost	226,438	181,209	31,120	438,767
Accumulated depletion and impairment	(572)	(51,227)	(26,424)	(78,223)
Net book value - December 31	225,866	129,982	4,696	360,544

Exploration and evaluation
Cost	247,680	-	8,960	256,640
Accumulated depletion	(904)	-	-	(904)
Net book value - December 31	246,776	-	8,960	255,736

Total net book value - December 31	703,113	438,032	13,656	1,154,801

13

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Mining interests and plant and equipment

	Three months ended March 31, 2022			Year ended December 31, 2021
	Mining interests	Plant and equipment (i)	Total	Mining interests	Plant and equipment (i)	Total
	$	$	$	$	$	$
				(Note 3)		(Note 3)

Net book value - Beginning of period	543,953	91,702	635,655	459,303	30,209	489,512
Additions	13,078	3,546	16,624	131,908	58,192	190,100
Impairment	-	-	-	(58,417)	-	(58,417)
Mining exploration tax credits	-	-	-	(1,585)	-	(1,585)
Change in environmental rehabilitation assets	(2,333)	-	(2,333)	19,522	-	19,522
Depreciation	(517)	(3,338)	(3,855)	-	(7,814)	(7,814)
Depreciation capitalized	140	-	140	4,136	-	4,136
Share-based compensation capitalized	253	-	253	2,127	-	2,127
Transfers	-	-	-	(11,221)	11,221	-
Disposals and others	99	(2,798)	(2,699)	-	(213)	(213)
Currency translation adjustments	931	244	1,175	(1,820)	107	(1,713)

Net book value - End of period	555,604	89,356	644,960	543,953	91,702	635,655

Closing balance
Cost	614,538	105,688	720,226	602,370	105,112	707,482
Accumulated depreciation and impairment	(58,934)	(16,332)	(75,266)	(58,417)	(13,410)	(71,827)

Net book value	555,604	89,356	644,960	543,953	91,702	635,655

(i) Plant and equipment includes right-of-use assets having a net book value of $12.1 million as at March 31, 2022 ($20.3 million as at December 31, 2021).

The plant and equipment movements by category of assets for the three months ended March 31, 2022 are as follows:

	Three months ended March 31, 2022
	Land and buildings	Machinery and equipment	Construction- in-progress	Total Plant and equipement
	$	$	$	$

Net book value – Beginning of period	24,332	43,121	24,249	91,702
Additions	347	2,412	787	3,546
Depreciation	(578)	(2,760)	-	(3,338)
Transfers	-	12,057	(12,057)	-
Disposals and others	(33)	(2,765)	-	(2,798)
Currency translation adjustments	3	301	(60)	244
Net book value – End of period	24,071	52,366	12,919	89,356

Closing balance
Cost	30,052	62,717	12,919	105,688
Accumulated depreciation and impairment	(5,981)	(10,351)	-	(16,332)
Net book value	24,071	52,366	12,919	89,356

14

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Provisions and other liabilities

	Three months ended March 31, 2022				Year ended December 31, 2021
	Environ- mental rehabi- litation(i)	Lease liabilities(ii)	Deferred premium on flow-through shares (iii)	Total	Environ- mental rehabi- litatio(i)	Lease liabilities(ii)	Deferred premium on flow-through shares	Total
	$	$	$	$	$	$	$	$
Balance - Beginning of period	53,237	18,362	914	72,513	34,601	11,366	-	45,967
New (reduction in) liabilities	195	(1,544)	-	(1,349)	20,433	13,578	-	34,011
Revision of estimates	(3,163)	-	-	(3,163)	(1,457)	-	-	(1,457)
Accretion	447	-	-	447	1,192	-	-	1,192
Settlement/payments of liabilities	(463)	(5,272)	-	(5,735)	(1,240)	(6,582)	-	(7,822)
Issuance of flow-through shares	-	-	-	-	-	-	7,885	7,885
Recognition of deferred premium on flow-through shares	-	-	(341)	(341)	-	-	(6,971)	(6,971)
Currency translation adjustments	83	1	-	84	(292)	-	-	(292)

Balance - End of period	50,336	11,547	573	62,456	53,237	18,362	914	72,513

Current portion	2,871	3,400	573	6,844	2,287	8,978	914	12,179
Non-current portion	47,465	8,147	-	55,612	50,950	9,384	-	60,334

	50,336	11,547	573	62,456	53,237	18,362	914	72,513

(i) The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, plant and equipment and exploration and evaluation assets (mostly for the Cariboo property, Bonanza Ledge Phase II and San Antonio projects). As at March 31, 2022, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $62.7 million. The weighted average actualization rate used is 6.3% and the disbursements are expected to be made from 2022 to 2030 as per the current closure plans.

(ii) The lease liabilities are mainly related to leases for office space and mining equipment.

(iii) As at March 31, 2022, an amount of $2.4 million was remaining to be spent.

11. Long-term debt

The movements in the long-term debt are as follows:

	Three months ended	Year ended
	March 31, 2022	December 31, 2021
	$	$

Balance - Beginning of period	410,435	400,429
Increase in revolving credit facility	-	50,000
Repayment of convertible debenture	-	(50,000)
Mining equipment financings, net	3,265	3,764
Amortization of transaction costs	562	2,204
Accretion expense	1,008	4,308
Foreign exchange revaluation impact	(909)	(270)

Balance - End of period	414,361	410,435

15

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Long-term debt (continued)

The summary of the long-term debt is as follows:

	March 31,	December 31,
	2022	2021
	$	$

Convertible debentures(i)	300,000	300,000
Revolving credit facility(ii)	112,480	113,389
Mining equipment financings(iii)	7,029	3,764
Long-term debt	419,509	417,153
Unamortized debt issuance costs	(1,729)	(2,291)
Unamortized accretion on convertible debentures	(3,419)	(4,427)
Long-term debt, net of issuance costs	414,361	410,435
Current portion	298,033	294,891
Non-current portion	116,328	115,544
	414,361	410,435

(i) Convertible debentures

In November 2017, the Company closed a bought deal offering of convertible senior unsecured debentures (the "Debentures") in an aggregate principal amount of $300.0 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year. The Debentures are convertible at the holder's option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances. The Debentures are listed for trading on the TSX under the symbol "OR.DB".

(ii) Revolving credit facility

An amount of $550.0 million is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million). The credit facility has a maturity date of July 30, 2025. The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets from the royalty, stream and other interests segment (which exclude the assets held by Osisko Development and its subsidiaries).

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, London Inter-Bank Offer Rate ("LIBOR") or a comparable or successor rate, plus an applicable margin depending on the Company's leverage ratio. As at March 31, 2022, the Facility was drawn for a total of $112.5 million ($50.0 million and US$50.0 million ($62.5 million)) and the effective interest rate was 2.60%, including the applicable margin. The Facility was fully repaid in April 2022.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at March 31, 2022, all such ratios and requirements were met.

(iii) Mining equipment financings

Mining equipment financings are related to acquisitions of equipment by Osisko Development that are financed by with third parties. The loans are guaranteed by the mining equipment and are payable in monthly installments over a period of 24 to 48 months.

16

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share capital and warrants

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

184,846,261 common shares

Bought deal financing

On March 31, 2022, Osisko closed a bought deal financing with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters purchased, on a bought deal basis, an aggregate of 18,600,000 common shares of Osisko (the "Common Shares") at an offering price of US$13.45 per Common Share (the "Offering Price") for total gross proceeds to the Company of US$250.2 million ($312.0 million) (the "Offering"). Transaction fees amounted to $13.9 million ($10.2 million, net of income taxes of $3.7 million), including the 4% commission fee paid to the Underwriters. The Company plans to use the net proceeds from the Offering for general corporate purposes, including funding resource royalty and stream acquisitions, the potential repayment, from time to time, of amounts drawn under the Company's revolving credit facility and other corporate development opportunities.

Osisko Development Corp. - Bought deal private placement

On March 2, 2022, Osisko Development completed its previously announced bought deal brokered private placement of an aggregate of (i) 13,732,900 ODV Subscription Receipts and (ii) 9,525,850 ODV Units (together with the ODV Subscription Receipts, the "Offered Securities") at a price of $4.45 per Offered Security, for aggregate gross proceeds of approximately $103.5 million (the "ODV Bought Deal Private Placement"), including the full exercise of the underwriters' option. Each ODV Unit is comprised of one common share of the company (each, an "ODV Common Share") and one common share purchase warrant (each, an "ODV Warrant"), with each ODV Warrant entitling the holder thereof to purchase one additional ODV Common Share at a price of $7.60 per ODV Common Share for a period of 60 months following the date hereof. Each ODV Subscription Receipt entitles the holder thereof to receive one ODV Unit, upon the satisfaction of the Bought Deal Escrow Release Conditions (as defined below), and without payment of additional consideration. In consideration for their services, the underwriters were paid a cash commission equal to 5% of the gross proceeds of the ODV Bought Deal Private Placement (other than in respect of subscribers on the President's List for which no commission was paid), subject to 50% of the cash commission payable in respect of the ODV Subscription Receipts being held in escrow pending the satisfaction of the Bought Deal Escrow Release Conditions (as defined below) and in accordance with the terms of the subscription receipt agreement entered among Osisko Development, TSX Trust Company and Eight Capital (the "ODV Subscription Receipt Agreement"). The gross proceeds from the sale of the ODV Subscription Receipts, net of 50% of the commission payable to the underwriters in respect of the ODV Subscription Receipts and certain expenses of the underwriters, have been placed into escrow with TSX Trust Company, as subscription receipt agent, and will be released upon the satisfaction of certain escrow release conditions, including the completion, satisfaction or waiver of all conditions precedent to the company's proposed acquisition of Tintic (the "Tintic Acquisition" as defined in Note 20) and all in accordance with the terms of the Subscription Receipt Agreement (the "Bought Deal Escrow Release Conditions"). If the Bought Deal Escrow Release Conditions are satisfied on or before June 15, 2022 (or such later date as the company and underwriters may agree) (the "Bought Deal Escrow Release Deadline"), the escrowed funds (less the balance of the underwriters' commission) will be released to the company. If the Bought Deal Escrow Release Conditions are not satisfied on or prior to the Bought Deal Escrow Release Deadline or the Tintic Acquisition is otherwise terminated at an earlier time, the escrowed proceeds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the ODV Subscription Receipts, and the ODV Subscription Receipts will be cancelled and have no further force and effect. Osisko Development intends to use the net proceeds of the ODV Bought Deal Private Placement to advance the development of the company's mineral assets, including the Cariboo gold project, the San Antonio gold project and properties held by Tintic assuming the completion of the Tintic Acquisition, and for general corporate purposes. The ODV Bought Deal Private Placement is subject to regulatory approvals.

17

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share capital and warrants (continued)

Shares (continued)

Osisko Development Corp. - Non-brokered private placement

On March 4, 2022, Osisko Development closed the first tranche of its previously announced non-brokered private placement (the "ODV Non-brokered Private Placement"), pursuant to which a total of 24,215,099 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for gross proceeds of approximately US$84.8 million. On March 29, 2022, Osisko Development closed the second tranche of the ODV Non-brokered Private Placement pursuant to which an additional 9,365,689 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for additional gross proceeds of approximately US$32.8 million. Each ODV Subscription Receipt entitles the holder thereof to receive one ODV Unit, upon the satisfaction of the Non-brokered Private Placement Escrow Release Conditions (as defined below), and without payment of additional consideration. Each ODV Unit is comprised of one ODV Common Share and one ODV Warrant, with each ODV Warrant entitling the holder thereof to purchase one additional ODV Common Share at a price of US$6.00 per ODV Common Share for a period of five years following the date of issue. The gross proceeds from the sale of the ODV Subscription Receipts will be held by TSX Trust Company, as subscription receipt agent, and released to the company upon the satisfaction of certain escrow release conditions, including the completion of the listing of the ODV Common Shares on the New York Stock Exchange (the "Non-brokered Private Placement Escrow Release Conditions"), which is contingent upon Osisko Development meeting the listing requirements of the New York Stock Exchange ("NYSE"). If the Non-brokered Private Placement Escrow Release Conditions are satisfied on or before June 15, 2022 (the "Non-brokered Private Placement Escrow Release Deadline"), the escrowed funds will be released to the company. If the Non-brokered Private Placement Escrow Release Conditions are not satisfied on or prior to the Non-brokered Private Placement Escrow Release Deadline or Osisko Development publicly announces that (a) it does not intend to satisfy the Non-brokered Private Placement Escrow Release Conditions, or (b) the Non-brokered Private Placement Escrow Release Conditions are incapable of being satisfied by the Non-brokered Private Placement Escrow Release Deadline, the escrowed proceeds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the ODV Subscription Receipts, and the ODV Subscription Receipts will be cancelled and have no further force and effect. Osisko Development intends to use the net proceeds of the ODV Non-brokered Private Placement to advance the development of the company's mineral assets and for general corporate purposes. All securities issued under the ODV Non-brokered Private Placement will be subject to a hold period expiring four months and one day from the date hereof. The ODV Non-brokered Private Placement is subject to final acceptance of the TSX Venture Exchange and other regulatory approvals.

Escrowed proceeds (net of broker commissions paid) of $206.5 million from both the ODV Bought Deal Private Placement and the ODV Non-brokered Private Placement are reflected as restricted cash and a corresponding subscription receipts liability of $208.0 million has been recognized in the balance sheet as of March 31, 2022.  In the event that the escrow release conditions are not met under the terms of the escrow agreements, all ODV Subscription Receipt proceeds from both the ODV Bought Deal Private Placement and the ODV Non-brokered Private Placement are redeemable to the investors.

Normal course issuer bid

In December 2021, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2022 NCIB program, Osisko may acquire up to 16,530,688 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized from December 12, 2021 until December 11, 2022. Daily purchases will be limited to 87,364 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2021, being 349,057 Common Shares.

During the three months ended March 31, 2022, the Company purchased for cancellation a total of 347,492 common shares for $4.9 million (average acquisition price per share of $14.04) under its 2022 NCIB program.

Dividends

On January 14, 2022, the Company issued 29,929 common shares under the Dividend Reinvestment Plan ("DRIP"), at a discount rate of 3%. On February 24, 2022, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on April 14, 2022 to shareholders of record as of the close of business on March 31, 2022. As at March 31, 2022, the holders of 7,498,987 common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. Therefore, 24,415 common shares were issued on April 14, 2022 at a discount rate of 3%.

18

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share-based compensation

Warrants

On February 18, 2022, a total of 5,480,000 Osisko warrants that were exercisable at a price of $36.50 expired unexercised.

Share options

The Company and its subsidiary, Osisko Development, offer a share option plan to their respective directors, officers, management, employees and consultants.

Osisko Gold Royalties Ltd

The following table summarizes information about the movement of the share options outstanding under the Osisko's plan:

	Three months ended March 31, 2022		Year ended December 31, 2021
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	3,730,580	14.09	4,240,869	14.22
Granted(i)	-	-	763,700	13.27
Exercised	(41,526)	14.98	(1,043,903)	13.75
Forfeited / Cancelled	(7,333)	13.50	(58,866)	13.45
Expired	-	-	(171,220)	16.04
Balance - End of period	3,681,721	14.08	3,730,580	14.09
Options exercisable - End of period	2,062,990	14.55	1,881,416	14.78

(i) Options were granted to officers, management, employees and/or consultants.

The weighted average share price when share options were exercised during the three months ended March 31, 2022 was $16.42 ($16.04 for the year ended December 31, 2021).

The following table summarizes the Osisko's share options outstanding as at March 31, 2022:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
10.58 - 12.97	1,316,531	12.70	3.2	748,999	12.71
13.10 - 14.78	1,737,860	13.80	2.6	807,061	14.10
15.97 - 18.07	559,500	16.63	1.1	439,100	16.61
24.72 - 27.77	67,830	26.97	0.1	67,830	26.97
	3,681,721	14.08	2.6	2,062,990	14.55

19

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share-based compensation (continued)

Share options (continued)

Osisko Gold Royalties Ltd (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Three months ended March 31, 2022(i)	Year ended December 31, 2021
Dividend per share	-	1.5%
Expected volatility	-	40%
Risk-free interest rate	-	0.7%
Expected life	-	46 months
Weighted average share price	-	$13.27
Weighted average fair value of options granted	-	$3.66

(i) There was no grant of options during the three months ended March 31, 2022.

The expected volatility is estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three months ended March 31, 2022, the total share-based compensation related to share options granted under the Osisko's plan amounted to $0.7 million ($1.0 million during the three months ended March 31, 2021).

Osisko Development Corp.

The following table summarizes information about the movement of the share options outstanding under the Osisko Development's plan:

	Three months ended March 31, 2022		Year ended December 31, 2021
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	2,093,600	7.07	1,199,100	7.62
Granted(i)	-	-	1,005,600	6.47
Forfeited	(28,000)	5.40	(111,100)	7.55
Balance - End of period	2,065,600	7.09	2,093,600	7.07
Options exercisable - End of period	-	-	-	-

(i) Options were granted to officers, management, employees and/or consultants.

20

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share-based compensation (continued)

Share options (continued)

Osisko Development Corp. (continued)

The following table summarizes the Osisko Development's share options outstanding as at March 31, 2022:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
5.40 - 5.63	384,800	5.49	4.5	-	-
7.10 - 8.10	1,680,800	7.46	3.9	-	-
	2,065,600	7.09	4.0	-	-

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Three months ended March 31, 2022(i)	Year ended December 31, 2021
Dividend per share	-	-
Expected volatility	-	66%
Risk-free interest rate	-	0.9%
Expected life	-	45 months
Weighted average share price	-	$6.47
Weighted average fair value of options granted	-	$3.16

(i) There was no grant of options for the three months ended March 31, 2022.

The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three months ended March 31, 2022, the total share-based compensation related to share options granted under the Osisko Development's plan amounted to $0.8 million ($0.4 million for the three months ended March 31, 2021).

21

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share-based compensation (continued)

Deferred and restricted share units

The Company and its subsidiary, Osisko Development, offer a DSU plan and a RSU plan, which allow DSU and RSU to be granted to directors, officers and/or employees as part of their long-term compensation package.

Osisko Gold Royalties Ltd

The following table summarizes information about the DSU and RSU movements:

	Three months ended March 31, 2022		Year ended December 31, 2021
	DSU(i)	RSU(ii)	DSU(i)	RSU(ii)

Balance - Beginning of period	376,203	878,397	408,564	1,242,902
Granted	-	-	64,720	293,610
Reinvested dividends	1,397	3,261	5,185	15,102
Settled	-	-	(102,266)	(398,173)
Forfeited	-	-	-	(275,044)
Balance - End of period	377,600	881,658	376,203	878,397
Balance - Vested	312,167	-	311,010	-

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be settled at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii) On December 31, 2019, 150,000 RSU were granted to an officer (with a value of $12.70 per RSU), which vest and are payable in equal tranches over a three-year period (1/3 per year), in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company.  As at March 31, 2022, 50,000 RSU have not yet vested.

The remaining RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko to the tax authorities.

The total share-based compensation related to the Osisko's DSU and RSU plans for the three months ended March 31, 2022 amounted to $1.1 million ($1.9 million for the three months ended March 31, 2021).

Based on the closing price of the common shares at March 31, 2022 ($16.49), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested RSU and DSU to be settled in equity amounts to $2.7 million ($2.6 million as at December 31, 2021) and to $11.1 million based on all RSU and DSU outstanding ($10.4 million as at December 31, 2021).

22

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share-based compensation (continued)

Deferred and restricted share units (continued)

Osisko Development Corp.

The following table summarizes information about the DSU and RSU movements:

	Three months ended March 31, 2022		Year ended December 31, 2021
	DSU(i)	RSU(ii)	DSU(i)	RSU(ii)

Balance - Beginning of period	239,350	1,036,180	170,620	-
Granted - Replacement RSU	-	-	-	458,450
Granted (iii)	-	-	68,730	599,000
Forfeited	-	-	-	(21,270)
Balance - End of period	239,350	1,036,180	239,350	1,036,180
Balance - Vested	-	-	-	-

(i) Unless otherwise decided by the board of directors of Osisko Development, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of Osisko Development, to each non-executive director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Osisko Development's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Osisko Development to the tax authorities.

(ii) The RSU granted vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of Osisko Development, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of Osisko Development's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko Development to the tax authorities.

The total share-based compensation expense related to the Osisko Development's DSU and RSU plans for the three months ended March 31, 2022 amounted to $0.8 million ($0.2 million for the three months ended March 31, 2021).

Based on the closing price of the common shares at December 31, 2021 ($4.19), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested RSU and DSU to be settled in equity amounts to nil (nil as at December 31, 2021) and to $2.8 million based on all RSU and DSU outstanding ($2.8 million as at December 31, 2021).

23

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Additional information on the consolidated statements of income (loss)

	2022	2021
	$	$

Revenues

Royalty interests (i)	34,989	34,911
Stream interests (i)	15,700	14,086
Offtake interests (i)	-	17,926
Mining activities (ii)	9,167	-
Intersegment transactions	(458)	-
	59,398	66,923

Cost of sales

Royalty interests (i)	94	174
Stream interests (i)	3,087	2,984
Offtake interests (i)	-	17,239
Mining activities (ii)	8,439	-
Intersegment transactions	(458)	-
	11,162	20,397

Other losses, net

Change in fair value of financial assets at fair value through profit and loss	(8,176)	(1,908)
Net gain on acquisition of investments(iii)	48	438
Net gain on dilution of investments in associates	2,060	1,391
Impairment of other investments	(520)	(2,112)
Flow-through shares premium income	341	469
Other	1,023	(188)
	(5,224)	(1,910)

(i) From the royalties, streams and other interests segment (Osisko Gold Royalties Ltd, excluding Osisko Development Corp.)

(ii) From the exploration, evaluation and development of mining projects segment (Osisko Development Corp.)

(iii) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

24

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Net earnings per share

	2022	2021
	$	$

Net earnings attributable to Osisko Gold Royalties Ltd's shareholders	326	10,557

Basic weighted average number of common shares outstanding (in thousands)	166,926	165,842
Dilutive effect of share options	352	123
Diluted weighted average number of common shares	167,278	165,965

Net earnings per share
Basic and diluted	-	0.06

For the three months ended March 31, 2022, 559,500 share options and the 13,106,160 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

For the three months ended March 31, 2021, 2,656,323 share options, 5,480,000 outstanding warrants and the 13,106,160 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

16. Additional information on the consolidated statements of cash flows

	2022	2021
	$	$

Interests received measured using the effective rate method	195	424
Interests paid on the long-term debt	1,093	1,223
Income taxes paid	234	915

Changes in non-cash working capital items
Increase in accounts receivable	(1,801)	(2,289)
Increase in inventories	(6,417)	(8,691)
(Increase) decrease in other current assets	(765)	812
Increase (decrease) in accounts payable and accrued liabilities	9,970	(4,760)
	987	(14,928)

25

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			March 31, 2022
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining exploration and development companies
Precious metals	-	-	29,396	29,396
Other minerals	5,960	-	8,733	14,693
Financial assets at fair value through other comprehensive (loss) income(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	25,935	-	-	25,935
Other minerals	32,121	-	-	32,121
	64,016	-	38,129	102,145

			December 31, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining exploration and development companies
Precious metals	-	-	24,327	24,327
Other minerals	13,048	-	10,607	23,655
Financial assets at fair value through other comprehensive (loss) income(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	46,668	-	-	46,668
Other minerals	47,563	-	-	47,563
	107,279	-	34,934	142,213

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

26

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Fair value of financial instruments (continued)

During the three months ended March 31, 2022 and 2021, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (comprised of convertible debentures and warrants) for the three months ended March 31, 2022 and 2021:

	2022	2021
	$	$

Balance - January 1	34,934	25,063
Acquisitions	4,438	-
Warrants exercised	-	(766)
Change in fair value - warrants exercised(i)	-	258
Change in fair value - warrants expired(i)	(287)	-
Change in fair value - investments held at the end of the period(i)	(801)	(2,167)
Foreign exchange revaluation impact	(155)	-
Balance - March 31	38,129	22,388

(i)  Recognized in the consolidated statements of income (loss) under other gains (losses), net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible debentures of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model or discounted cash flows. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants as at March 31, 2022 and December 31, 2021.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, restricted cash, trade receivables, amounts receivable from associates and other receivables, notes receivable, other financing facilities receivable, accounts payable and accrued liabilities, subscription receipts liability and long-term debt. The fair values of cash, short-term investments, restricted cash, trade receivables, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and the subscription receipts liability approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the non-current notes receivable and other financing credit facilities receivable approximate their carrying value as there were no significant changes in economic and risk parameters since the issuance/acquisition or assumptions of those financial instruments.

The following table presents the carrying amount and the fair value of long-term debt per level (excluding the liability under the revolving credit facility):

	March 31, 2022		December 31, 2021
	Fair value	Carrying amount	Fair Value	Carrying amount
	$	$

Long-term debt - Level 1	303,240	294,852	303,000	293,282

27

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Segment disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. The assets, liabilities, revenues, expenses and cash flows of Osisko and its subsidiaries, other than Osisko Development and its subsidiaries, are attributable to the precious metals and other royalties, streams and other interests operating segment. The assets, liabilities, revenues, expenses and cash flows of Osisko Development and its subsidiaries are attributable to the exploration, evaluation and development of mining projects operating segment.

The following tables present the main assets, liabilities, revenues, expenses and cash flows per operating segment:

	As at March 31, 2022 and December 31, 2021
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$

Assets and liabilities

As at March 31, 2022

Cash	392,648	56,802	-	449,450
Restricted cash	-	206,490	-	206,490
Current assets	406,664	301,066	(300)	707,430
Investments in associates and other investments	215,598	44,789	-	260,387
Royalty, stream and other interests	1,238,741	-	(92,457)	1,146,284
Mining interests and plant and equipment	7,715	570,431	66,814	644,960
Exploration and evaluation assets	-	3,640	-	3,640
Goodwill	111,204	-	-	111,204

Total assets	1,981,580	937,078	(25,943)	2,892,715

Total liabilities (excluding long-term debt and subscription receipts liability)	92,154	117,744	(25,943)	183,955

Subscription receipts liability	-	207,980	-	207,980

Long-term debt	407,332	7,029	-	414,361

As at December 31, 2021

Cash	82,291	33,407	-	115,698
Current assets	91,594	61,422	(90)	152,926
Investments in associates and other investments	231,884	62,480	-	294,364
Royalty, stream and other interests	1,247,489	-	(92,688)	1,154,801
Mining interests and plant and equipment	7,991	559,332	68,332	635,655
Exploration and evaluation assets	-	3,635	-	3,635
Goodwill	111,204	-	-	111,204

Total assets	1,691,958	703,110	(24,446)	2,370,622

Total liabilities (excluding long-term debt)	89,416	115,156	(24,446)	180,126

Long-term debt	406,671	3,764	-	410,435

28

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Segment disclosure (continued)

	For the three months ended March 31, 2022 and 2021
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$
Revenues, expenses and cash flows

For the three months ended March 31, 2022

Revenues	50,689	9,167	(458)	59,398
Gross profit	36,210	-	-	36,210
Operating expenses (G&A, bus. dev and exploration)	(6,257)	(7,928)	-	(14,185)
Mining operating expenses	-	(15,246)	-	(15,246)
Impairments	(520)	-	-	(520)
Net earnings (loss)	16,804	(22,333)	-	(5,529)

Cash flows from operating activities
Before working capital items	39,892	(17,269)	-	22,623
Working capital items	615	372	-	987
After working capital items	40,507	(16,897)	-	23,610
Cash flows from investing activities	(15,586)	3,314	-	(12,272)
Cash flows from financing activities	285,528	37,137	-	322,665

For the three months ended March 31, 2021

Revenues	66,923	-	-	66,923
Gross profit	34,599	-	-	34,599
Operating expenses (G&A, bus. dev and exploration)	(6,029)	(5,201)	-	(11,230)
Mining operating expenses	-	-	-	-
Impairments	(4,400)	-	-	(4,400)
Net earnings (loss)	13,464	(3,701)	-	9,763

Cash flows from operating activities
Before working capital items	39,540	2,422	(5,710)	36,252
Working capital items	(2,802)	(12,126)	-	(14,928)
After working capital items	36,738	(9,704)	(5,710)	21,324
Cash flows from investing activities	(13,781)	(21,708)	5,710	(29,779)
Cash flows from financing activities	(7,511)	35,613	-	28,102

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries.

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation.

29

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Segment disclosure (continued)

Royalty, stream and other interests - Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2022 and 2021, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2022

Royalties	33,806	336	35	812	-	34,989
Streams	8,629	4,237	276	-	2,558	15,700
Offtakes	-	-	-	-	-	-

	42,435	4,573	311	812	2,558	50,689

2021

Royalties	33,505	274	-	1,132	-	34,911
Streams	5,449	5,519	489	-	2,629	14,086
Offtakes	17,926	-	-	-	-	17,926

	56,880	5,793	489	1,132	2,629	66,923

(i) 92% of the North America's revenues are generated from Canada during the three months ended March 31, 2022 (65% during the three months ended March 31, 2021).

For the three months ended March 31, 2022, one royalty interest generated revenues of $19.8 million ($20.7 million for the three months ended March 31, 2021), which (excluding revenues generated from the offtake interests) represented 39% of revenues (42% of revenues for the three months ended March 31, 2021).

For the three months ended March 31, 2022, revenues generated from precious metals and diamonds represented 84% and 14% of revenues, respectively. For the three months ended March 31, 2021, revenues generated from precious metals and diamonds represented 92% and 6% of revenues, respectively (89% and 8% excluding offtakes, respectively).

Exploration, evaluation and development of mining projects - Geographic revenues

100% of the revenues generated by the exploration, evaluation and development of mining projects for the three months ended March 31, 2022 was from Canada (nil for the three months ended March 31, 2021).

30

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Segment disclosure (continued)

Royalty, stream and other interests - Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdictions, as at March 31, 2022 and December 31, 2021, which is based on the location of the property related to the royalty, stream or other interests:

	North America	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2022

Royalties	594,631	57,133	16,582	20,311	-	15,215	703,872
Streams	181,534	170,031	-	-	27,866	49,521	428,952
Offtakes	-	-	8,832	-	4,628	-	13,460

	776,165	227,164	25,414	20,311	32,494	64,736	1,146,284

December 31, 2021

Royalties	595,931	57,673	13,742	20,453	-	15,215	703,014
Streams	185,031	173,773	-	-	28,272	51,055	438,131
Offtakes	-	-	8,960	-	4,696	-	13,656

	780,962	231,446	22,702	20,453	32,968	66,270	1,154,801

(i) 82% of the North America's net interests are located in Canada as at March 31, 2022 (82% as at December 31, 2021).

Exploration, evaluation and development of mining projects

The inventories, mining interests, plant and equipment and exploration and evaluation assets related to the exploration, evaluation and development of mining projects (excluding the intersegment transactions) are located in Canada and in Mexico, and are detailed as follow as at March 31, 2022 and December 31, 2021:

	March 31, 2022			December 31, 2021
	Canada	Mexico	Total	Canada	Mexico	Total
	$	$	$	$	$	$
Assets
Inventories	21,075	3,978	25,053	13,933	4,663	18,596
Mining interests, plant and equipment	464,246	106,185	570,431	455,849	103,483	559,332
Exploration and evaluation assets	3,640	-	3,640	3,635	-	3,635
Total assets	807,815	129,263	937,078	575,651	127,459	703,110

31

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Related party transactions

During the three months ended March 31, 2022, interest revenues of $1.0 million were recorded on notes receivable from associates ($0.8 million for the three months ended March 31, 2021). As at March 31, 2022, interests receivable from associates of $5.6 million are included in amounts receivable ($4.6 million as at December 31, 2021). Loans, notes receivable, and a convertible debenture from associates amounted to $47.8 million as at March 31, 2022 ($42.3 million as at December 31, 2021) and were included in other investments on the consolidated balance sheets.

20. Commitments

Proposed acquisition of Tintic by Osisko Development

On January 25, 2022, Osisko Development announced that it had entered into definitive agreements with IG Tintic LLC and Ruby Hollow LLC (together the "Vendors") to acquire 100% of Tintic Consolidated Metals LLC (the "Tintic Acquisition"). On completion of the Tintic Acquisition, Osisko Development will acquire 100% ownership of the producing Trixie mine, as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District.

Pursuant to the terms of the Tintic Acquisition, Osisko Development will acquire 100% of Tintic from the Vendors for aggregate payments at closing totaling approximately US$177 million, of which approximately US$54 million will be paid in cash and approximately US$123 million will be paid by the issuance of 35,099,611 common shares of Osisko Development at a price of C$4.3183 per share (as adjusted by the 3:1 share consolidation, effective in May 4, 2022).

In addition, Osisko Development will pay the Vendors: (i) deferred payments of US$12.5 million payable in equal instalments annually over five years in cash or common shares at Osisko Development's election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of Osisko Development for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled ore extracted from the Trixie mine since January 1, 2018 and sitting on surface; (iv) the set-off of a US$5 million loan owed to Osisko Development; and (v) US$10 million contingent upon commencement of production at the Burgin Mine.

Osisko Bermuda has entered into a non-binding metals stream term sheet (the "Tintic Stream") with a wholly-owned subsidiary of Osisko Development. The upfront cash payment under the Tintic Stream, of at least US$20 million and up to US$40 million, will be used by Osisko Development to fund a portion of the cash consideration payable on closing of the Tintic Acquisition. In the event that the full amount of US$40 million is drawn, Osisko Development will deliver to Osisko Bermuda a maximum of 5% of all metals produced from the Tintic property up to a maximum of 53,400 ounces of refined gold and 4.0% thereafter.

The Tintic Acquisition is expected to close in the second quarter of 2022, subject to satisfaction of regulatory approvals and customary closing conditions.

Mining equipment and service contracts

As of March 31, 2022, Osisko Development had purchase commitments for mining equipment and service contracts amounting to $47.5 million, payable in the next twelve months.

32

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2022 and 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Subsequent events

Long-term debt

In April 2022, the outstanding balance under the Facility of $50.0 million and US$50.0 million was repaid.

Osisko Development share consolidation

In May 2022, Osisko Development completed a consolidation of its common shares, on a three for one basis (3:1).

Dividends

On May 11, 2022, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on July 15, 2022 to shareholders of record as of the close of business on June 30, 2022.

33